                                UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 11-K

(Mark One)

[X]                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                    FOR THE FISCAL YEAR ENDED JANUARY 31, 1997
OR

[  ]                TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


          A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

             THE BUCKLE, INC. CASH OR DEFERRED PROFIT SHARING PLAN

          B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office

                               THE BUCKLE, INC.
                            2407 WEST 24TH STREET
                                P.O. BOX 1480
                         KEARNEY, NEBRASKA 68848-1480


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of The Buckle, Inc. Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

            THE BUCKLE, INC. CASH OR DEFERRED PROFIT SHARING PLAN


Date             By
    ----------     ---------------------------------------------------
                   Daniel J. Hirschfeld
                   Chairman of the Board

                             REQUIRED INFORMATION


Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the table of contents below.


Table of Contents
(a)   Financial Statements                                          Pages
                                                                    -----
Independent Auditors' Report                                          1

Statements of Net Assets Available for Benefits
 January 31, 1997 and 1996                                            2

Statements of Changes in Net Assets Available for Benefits
 for the Years Ended January 31, 1997 and 1996                        3

Notes to Financial Statements                                        4-9

(b) Supplemental Schedules

Item 27a - Schedule of Assets Held for Investment Purposes -
           January 31, 1997                                          10
Item 27d - Schedule of Reportable Transactions - For the Year Ended
           January 31, 1997                                          11

(c)  Exhibits

Exhibit A - Independent Auditors' Consent                            12

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

                    [LETTERHEAD OF DELOITTE & TOUCHE LLP]




INDEPENDENT AUDITORS' REPORT

The Buckle, Inc. Cash or Deferred Profit Sharing Plan

Kearney, Nebraska

We have audited the accompanying statements of net assets available for benefits of The Buckle, Inc. Cash or Deferred Profit Sharing Plan (the "Plan") as of January 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska

July 25, 1997

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JANUARY 31, 1997 AND 1996
--------------------------------------------------------------------------------
                                                           1997            1996
ASSETS:
Investments at fair value (Note D)                     $ 9,565,242    $7,465,913
Receivables:
Employer contributions receivable                          617,169       525,582
Participant contributions receivable                        31,967        26,076
                                                       -----------    ----------
                                                           649,136       551,658
                                                       -----------    ----------
Net assets available for benefits                      $10,214,378    $8,017,571
                                                       ===========    ==========

The accompanying notes are an integral part of these financial statements.

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JANUARY 31, 1997 AND 1996
--------------------------------------------------------------------------------
                                                            1997         1996
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income (Note F):
  Net appreciation in fair value of investments
   (Note D)                                            $   946,879    $1,415,855
  Interest and dividends                                   459,619       103,568
                                                       -----------    ----------
                                                         1,406,498     1,519,423
Contributions (Note F):
 Employees                                                 825,726       465,788
 Employer                                                  617,169       525,582
                                                       -----------    ----------
                                                         1,442,895       991,370
                                                       -----------    ----------
   Total Additions                                       2,849,393     2,510,793
                                                       -----------    ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Benefits paid to participants (Note F)                   (626,202)     (377,265)
 Administrative expense                                    (26,384)      (15,984)
                                                       -----------    -----------
   Total Deductions                                       (652,586)     (393,249)
                                                       ------------   -----------
NET INCREASE                                             2,196,807     2,117,544
NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                       8,017,571     5,900,027
                                                       -----------    ----------
 End of year                                           $10,214,378    $8,017,571
                                                       ===========    ==========

The accompanying notes are an integral part of these financial statements.

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 1997 AND 1996
-------------------------------------------------------------------------------

A. DESCRIPTION OF THE PLAN

   The following description of The Buckle, Inc. Cash or Deferred Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

   GENERAL - The Plan is a defined contribution plan covering all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). It was established February 1, 1986 and last amended February 1, 1993. The Plan administrator is The Buckle, Inc. (the Company) while the trustee for the Plan is Grand Island Trust Company, and the record keeper is United of Omaha Life Insurance Company.

   CONTRIBUTIONS - Participants may contribute from 2% to 12% of their salary. The Company may contribute to the Plan at its discretion. The Company contributions to the Plan were $617,169 and $525,582 during the years ended January 31, 1997 and 1996, respectively.

   PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeiture of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING - The accounts of the Plan have been prepared in accordance with generally accepted accounting principles. The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 as permitted by the Securities and Exchange Commission's amendments to Form 11-K.

   VALUATION OF INVESTMENTS - The Plan's guaranteed investment contracts are recorded at the accumulated value of the contract, which approximates fair value. The equity funds, including the Company stock fund, are recorded at quoted market value of stocks comprising them. The fixed income fund represented insurance annuities which were valued at premiums paid plus earnings reinvested which approximates fair value. Money market accounts are recorded at the cash equivalent amount of which approximates fair value.

   The net appreciation (depreciation) in the fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year.

   USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   BENEFITS PAYABLE - Distributions to participants are recorded in the year paid. At January 31, 1997 and 1996, benefits due and unpaid to retired and terminated participants were $1,925 and $3,036, respectively.

   VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The remainder of their accounts vest over a six-year period, as shown:

                                                                       PERCENT
      YEARS OF SERVICE                                                 VESTED

       Two                                                               20%
       Three                                                             40%
       Four                                                              60%
       Five                                                              80%
       Six                                                              100%

   PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments over a five-year period, or payment in the form of an annuity.

   EXPENSES - Administrative expenses are paid by either the employer or the Plan, in accordance with the terms of the Plan Services Agreement.

   RECLASSIFICATIONS - Certain reclassifications have been made to the 1996 financial statements to conform with classifications used in the 1997 financial statements.

C. TAX STATUS

   The Plan obtained a tax determination letter dated October 9, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). Therefore, it is believed that the Plan was qualified and the related trust was tax-exempt under provisions of Section 501(a) of the Internal Revenue Code as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

D. INVESTMENTS

   Participants may direct their contributions into any of the following investment options:

       Guaranteed Interest Fund - This fund provides a fixed rate of return.

       Balance Fund - This fund invests both in equity and debt securities.

       Growth Fund - This fund invests in equity securities of U.S. companies with high growth potential.

      International Equity Fund - This fund invests in equity securities of growth oriented companies outside the U.S.

      Value Fund - This fund invests in equity securities, generally in large, well established companies.

      Aggressive Growth Fund - This fund invests in equity securities of small and medium sized U.S. companies.

      The Buckle Stock Fund - This fund invests in the common stock of The Buckle, Inc.

   The following table presents the fair value of investments at January 31, 1997 and 1996. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                  1997                       1996
                                         -----------------------    ----------------------
                                           NUMBER                    NUMBER
INVESTMENTS AT FAIR VALUE AS              OF SHARES      FAIR       OF SHARES      FAIR
DETERMINED BY QUOTED MARKET PRICE:         OR RATE       VALUE       OR RATE       VALUE

GUARANTEED INTEREST FUND:
 Fixed Income Fund:
  First Capital Life Insurance
   Company                                    -       $  428,355        -       $  375,319
  Hartford Life Insurance                     -          307,623        -          251,942
  United of Omaha - Guaranteed
   Interest                                   -          932,847        -          709,879
  Integrity Life Insurance Company            -             -           -          467,699

VALUE FUND:
 The American Funds Group:
  Fundamental Investors Fund 10            62,414      1,608,745     54,666      1,262,473

BALANCE FUND:
 The American Funds Group:
  The Income Fund of America               31,759        529,489     25,162        412,530

GROWTH FUND:
 Fidelity Advisor Equity Growth Fund:
  Growth Equity Fund Class T               42,964      1,925,735     38,236      1,458,910

THE BUCKLE STOCK FUND:
 The Buckle, Inc.                          31,861        896,834     33,046        633,608
 Reserve deposit account                      -            3,480        -            5,497

INTERNATIONAL EQUITY FUND:
 The American Funds Group:
  Europacific Growth Fund                  52,713      1,396,156     32,789        797,219

AGGRESSIVE GROWTH FUND:
 The AIM Family of Funds:
  AIM Constellation Fund                   51,427      1,312,607     41,164        947,074

LOAN FUND                                     -          223,371        -          143,763
                                                      ----------                ----------
                                                      $9,565,242                $7,465,913
                                                      ==========                ==========

   During 1997 and 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $946,879 and $1,415,855, respectively, as follows:

                                                       YEARS ENDED
                                                       JANUARY 31,
Net Change in Fair Value                      -------------------------------
                                                 1997                 1996
Investments at Fair Value as Determined by
 Quoted Market Price:

 Value Fund                                   $152,577             $  330,638
 Balance Fund                                    8,614                 43,400
 Growth Fund                                   261,337                331,373
 The Buckle Stock Fund                         298,603                651,671
 International Equity Fund                     111,990                 35,855
 Aggressive Growth Fund                        113,758                 22,918
                                              --------             ----------
Net change in fair value                      $946,879             $1,415,855
                                              ========             ==========

E. PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan at any time, to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants all become 100% vested in their accounts. The Company may direct the Trustee either to distribute the Plan's assets to the participants, or to continue the Trust and distribute benefits as though the Plan had not been terminated.

F. FUND INFORMATION

Investment income, employee contributions, employer contributions and benefits paid to participants by fund are as follows:


                                                  YEARS ENDED JANUARY 31,
                                                    1997           1996
Investment Income:
 Guaranteed Interest Fund                       $  102,033     $   98,447
 Growth Fund                                       319,169        331,373
 The Buckle Stock Fund                             298,961        651,671
 International Equity Fund                         175,202         35,855
 Value Fund                                        277,202        330,638
 Balance Fund                                       58,796         43,400
 Aggressive Growth Fund                            157,618         22,918
 Loan Fund                                          17,517          5,121
                                                ----------  -------------
                                                $1,406,498     $1,519,423
                                                ==========  =============
Employee Contributions:
 Guaranteed Interest Fund                       $   86,277     $   45,288
 Growth Fund                                       163,331         94,796
 The Buckle Stock Fund                             103,218         56,165
 International Equity Fund                         129,365         75,764
 Value Fund                                        125,583         71,937
 Balance Fund                                       53,543         32,384
 Aggressive Growth Fund                            164,409         89,454
                                                ----------  -------------
                                                $  825,726     $  465,788
                                                ==========  =============
Employer Contributions:
 Guaranteed Interest Fund                       $   66,034     $   54,996
 Growth Fund                                       121,989        108,556
 The Buckle Stock Fund                              77,567         62,215
 International Equity Fund                         100,104         85,306
 Value Fund                                         90,378         80,083
 Balance Fund                                       40,712         32,632
 Aggressive Growth Fund                            120,385        101,794
                                                ----------  -------------
                                                $  617,169     $  525,582
                                                ==========  =============
Benefits Paid to Participants:
 Guaranteed Interest Fund                       $ (159,541)    $ (163,053)
 Growth Fund                                      (123,434)       (55,445)
 The Buckle Stock Fund                             (52,870)       (48,390)
 International Equity Fund                         (73,528)       (18,662)
 Value Fund                                       (124,674)       (64,547)
 Balance Fund                                      (25,763)        (6,317)
 Aggressive Growth Fund                            (54,824)       (20,851)
 Loan Fund                                         (11,568)             -
                                                ----------  -------------
                                                $ (626,202)    $ (377,265)
                                                ==========  =============

G. GUARANTEED INTEREST ACCOUNT

   The Plan has entered into various benefit responsive guaranteed interest contracts issued by insurance companies. These contracts are included in the financial statements at contract value, which approximates fair value. The crediting interest rate and yield at January 31, 1997 and 1996 ranged from 6% to 8%, respectively.

H. RELATED PARTY TRANSACTIONS

   Plan investments include The Buckle Stock Fund which is invested primarily in the stock of The Buckle, Inc., the plan sponsor and, therefore, these investments and actual transactions qualify as party-in-interest.

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
JANUARY 31, 1997
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
-------------------------------------------------------------------------------

                COLUMN B                           COLUMN C                  COLUMN D           COLUMN E
                                          DESCRIPTION OF INVESTMENT,
                                          INCLUDING COLLATERAL, RATE
      IDENTITY OF ISSUE, BORROWER,        OF INTEREST, MATURITY DATE,                           CURRENT
        LESSOR OR SIMILAR PARTY              PAR OR MATURITY VALUE             COST              VALUE
GUARANTEED INTEREST FUND:
 Fixed Income Fund:
  First Capital Life Insurance Company                   6 %               $  428,355         $  428,355
  Hartford Life Insurance                                8 %                  307,623            307,623
  United of Omaha                                     6.23 %                  932,847            932,847

VALUE FUND:
 The American Funds Group:
  Fundamental Investors                             62,414                  1,400,881          1,608,745

BALANCED FUND:
 The American Funds Group:
  The Income Fund of America                        31,759                    512,712            529,489

GROWTH FUND:
 Fidelity Advisor Equity Growth Fund
  Class T                                           42,964                  1,708,333          1,925,735

THE BUCKLE STOCK FUND:
 Reserve Deposit Account:                              -                        3,480              3,480
  *The Buckle, Inc.                                 31,861                    674,525            896,834

INTERNATIONAL EQUITY FUNDS:
 The American Funds Group:
  Europacific Growth Fund                           52,713                    993,731          1,396,156

AGGRESSIVE GROWTH FUND:
 The AIM Family of Funds:
  AIM Constellation Fund                            51,427                  1,254,818          1,312,607

LOAN FUND                                    Rates of 9.25% to 9.75%              -              223,371
                                                                           ----------         ----------
     Total Investments                                                     $8,217,305         $9,565,242
                                                                           ==========         ==========


* Party-In-Interest

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
ITEM 27d - REPORTABLE TRANSACTIONS
YEAR ENDED JANUARY 31, 1997
-------------------------------------------------------------------------------

SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT
IN EXCESS OF 5 PERCENT OF THE CURRENT VALUE OF PLAN ASSETS

                           COLUMN B                         COLUMN C   COLUMN D      COLUMN E         COLUMN F     COLUMN G

                                                                                        TOTAL           TOTAL
                                                                                       DOLLAR          DOLLAR
                                                            NUMBER OF   NUMBER OF     VALUE OF          VALUE      NET GAIN
                     DESCRIPTION OF ASSET                   PURCHASES     SALES       PURCHASES       OF SALES     OR (LOSS)
The American Funds Group:
 Fundamental Investors                                          44          22       $  251,278      $  231,477       $-
 Europacific Growth Fund                                        46          16          692,149          83,836        -

Fiedelity Advisor Equity Growth Fund:
 Class T                                                        33          16          297,228         164,342        -

*The Buckle, Inc.                                               10          16          211,205         251,179        -

United of Omaha:
 Guaranteed Interest                                           102         320        2,437,352       2,385,299        -



* Party-in-Interest.

                                                                       EXHIBIT A

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-48402, No. 33-07227 and No. 33-4104 on Form S-8 of our report dated July 25, 1997, appearing in this Annual Report on Form 11-K of The Buckle, Inc. Cash or Deferred Profit Sharing Plan for the year ended January 31, 1997.



/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska

July 25, 1997